FOR IMMEDIATE RELEASE

Canwest Announces Primetime Acquisitions For 2008-2009 Season

7 New Dramas, 4 New Comedies

Series Include...

‘90210’
Television’s Favourite Zip Code Comes Back to Global
Starring Canadian Shenae Grimes With Guest Star Jennie Garth

‘LIFE ON MARS’
Adapted from the Award-Winning BBC Series

 ‘DOLLHOUSE’
From Creator Joss Whedon and Starring Eliza Dushku

(TORONTO – May 16, 2008) – Canwest today announced details of its new primetime acquisitions for the 2008-2009 Fall Season for Global Television and E!.

Following the groundbreaking deal with NBC Universal in advance of the LA Screenings, Canwest continues to power up its programming roster with even more of the industry’s most buzz-worthy series including the much anticipated 90210 spinoff. In total, 11 new programs have been selected to join Canwest’s already robust primetime slate of returning shows that include the Top 10 hits Survivor, Heroes, Family Guy, Prison Break and Canada’s #1 drama, House.

“We look forward to rolling out another season of hit-filled primetime schedules with the addition of this year’s hottest new shows," said Barbara Williams, Executive Vice President, Content, Canwest Broadcasting. "The combination of our innovative programming and strong partnerships guarantees that we will continue to deliver great TV to our viewers.”

“Once again Canwest has demonstrated its leadership in the Canadian broadcast industry,” said Kathleen Dore, President, Canwest Broadcasting. “We look forward to extending our new and returning content across multiple media platforms which positions us for positive growth this year and into the future.”

Kathleen Dore and Barbara Williams will unveil Canwest’s 2008-2009 primetime schedules in Toronto on Wednesday, June 4th.

**Canwest’s ALL-NEW SERIES for 2008-2009**

90210
(1 hour; drama)
An edgy, contemporary spinoff of the iconic drama "Beverly Hills, 90210," the new 90210 looks at life through the eyes of Annie Mills (Shenae Grimes, "Degrassi: The Next Generation") and her brother Dixon (Tristan Wilds, "The Wire"), whose first day at West Beverly Hills High School leaves no doubt they're not in Kansas anymore. For Annie and Dixon, the awkwardness of being the new kids is made worse by the fact that their dad has taken a job as the high school Principal. The Mills family has just begun to realize how much their lives are about to change. Mark Piznarski ("Gossip Girl") is the director and executive producer of the pilot, Gabe Sachs and Jeff Judah executive produce the series.

CAST: Jessica Walter, Lori Loughlin, Michael Steger, Ryan Eggold, Tristan Wilds, Jennie Garth, Canadian Shenae Grimes

DOLLHOUSE
(1 hour; drama)
Creator Joss Whedon (“Buffy the Vampire Slayer” and “Firefly,”) returns to television for a thrilling new drama, Dollhouse. Echo (Eliza Dushku “Tru Calling”) is an “Active”, a member of a highly illegal underground group, who have had their personalities wiped clean so they can be imprinted with any number of new personas. Confined to a secret facility known as the Dollhouse, Echo and the other “Actives” carry out engagements assigned by Adelle, one of the Dollhouse leaders. But with each new engagement, comes a new memory and increased danger inside and outside the Dollhouse.

CAST: Eliza Dushku, Olivia Williams, Tahmoh Penikett, Fran Kranz, Dichen Lachman, Enver Gjokaj, Harry Lennix

HARPER’S ISLAND
(1 hour; drama)
A murder mystery that unfolds as friends and family attend week-long festivities at a destination wedding on a secluded and picturesque island off the coast of Seattle, infamous for a homicidal maniac's rampage seven years ago. Directed by Jon Turteltaub (“National Treasure”, “Jericho”).

CAST: Bill Pullman, Adam Campbell, Elaine Cassidy, Ryan Merriman, Samantha Noble

KATH & KIM
(30 minute; comedy)

Starring Molly Shannon and Selma Blair as a dysfunctional mother/daughter duo in suburbia, based on the most successful comedy in Australia of the same name. Kath and Kim are two brassy women who prefer the finer things in life like acrylic nails, big hair and faux diamond chips.

CAST: Molly Shannon, Selma Blair, John Michael Higgins, Mikey Day

KNIGHT RIDER
(1 hour; drama)
The iconic 1980's television classic “Knight Rider” comes roaring back to life as a reinvented, updated and super-charged action series showcasing the new KITT (Knight Industries Three Thousand).  David Bartis ("Heist", "The O.C."), Doug Liman ("Mr. and Mrs. Smith", "The Bourne Identity") and Gary Scott Thompson (“Las Vegas”, “The Fast and The Furious”) are executive producers.

CAST: Justin Bruening, Bruce Davison, Deanna Russo, Sydney Tamiia Poitier, Val Kilmer as the voice of “KITT”

LIFE ON MARS
(1 hour; drama)
Based on the award-winning BBC series created by Matthew Graham, Tony Jordan and Ashley Pharoah, Life on Mars revolves around Sam Tyler, a modern-day police detective who, after a car crash, mysteriously finds himself transported back to 1973 and still working as a detective.

CAST: Jason O' Mara, Rachelle LeFevre, Colm Meaney

MY OWN WORST ENEMY
(1 hour; drama)
Christian Slater (“Bobby”, “Pump Up The Volume”) stars as Henry Spivey, a middle-class efficiency expert living a humdrum life in the suburbs with a wife, two kids, a dog, and a minivan. Edward Albright is an operative who speaks 13 languages, runs a four-minute mile, and is trained to kill with his teeth. Henry and Edward are polar opposites who share only one thing in common - the same body. Who can you trust when you can't trust yourself?

CAST: Christian Slater, Mike O'Malley, Saffron Burrows

THE OFFICE SPINOFF
(30mins; comedy)
From Greg Daniels, the executive producer of the Emmy Award-winning American version of “The Office”, comes the most highly-anticipated comedy of the season. Audiences will follow another comic journey, complete with new faces and new locations, but with the same unique sense of humour and brand of quality from Daniels and his creative team. It's the next chapter of what viewers have come to know and love about "The Office".

CAST: TBA

THE PHILANTHROPIST
(1 hour; drama)
A rebel with a cause…Teddy Rist loves women, money and power. After the tragic death of his only child, he has an awakening and becomes the world's first vigilante philanthropist - a renegade billionaire who uses his wealth, connections and power to help people in need. Charlie Corwin ("L.A. Ink") is executive producer.

CAST: TBA

SIT DOWN, SHUT UP
(30mins; comedy)
From Emmy Award-winning writer Mitchell Hurwitz (“Arrested Development”) and Eric and Kim Tannenbaum (“Two and a Half Men”) comes Sit Down and Shut Up (working title), an animated comedy that focuses on the lives of eight staff members at a high school in a small northeastern fishing town who never lose sight of the fact that the children must ALWAYS come second. With a distinctive new look – a combination of animation against a live-action backdrop – Sit Down and Shut Up is a series for the young and old alike.

CAST: Will Arnett, Maria Bamford, Jason Bateman, Will Forte, Tom Kenny, Nick Kroll, Cheri Oteri, Kenan Thompson, Henry Winkler

WORST WEEK
(30mins; comedy)
Sam Briggs, an entertainment magazine editor, will do anything to please his girlfriend's parents... but instead becomes a one-man wrecking crew whenever he's around them. Sam (Kyle Bornheimer, "Jericho") and his girlfriend, Melanie Clayton (Erinn Hayes, "Kitchen Confidential"), have only one hurdle left to clear as they start their life together: breaking the news to Mel's conservative parents that they have a wedding in the works and a baby on the way. Emmy Award-winner Adam Bernstein ("30 Rock") directed the pilot. Matt Tarses ("Scrubs") and Jimmy Mulville ("Whose Line Is It Anyway?") are the executive producers.

CAST: Erin Hayes, Jay Malone, Kurtwood Smith, Kyle Bornheimer, Nancy Lenehan

Contacts:

Grace Park
Publicity Manager, Global Television
416.967.2484
gpark@globaltv.com

Caroline Lennox
Director of Publicity, Conventional Networks, Global & E!
416.934.7843
clennox@canwest.com